NORTHERN LIGHTS FUND TRUST I, II, III and IV

James Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

March 15, 2021

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Brookfield Place

200 Vesey Street – Suite 400

New York, NY 10281-1022

Attn: Mindy Rotter, Esq., CPA

(212) 336-1096

File Nos. 333-122917; 811-21720 (NLFT)

1	S000058596	PFG Active Core Bond Strategy Fund	4/30/2020
2	S000058602	PFG Balanced Strategy Fund	4/30/2020
3	S000058594	PFG BNY Mellon Diversifier Strategy Fund	4/30/2020
4	S000058604	PFG Equity Strategy Fund	4/30/2020
5	S000058605	PFG Global Strategy Fund	4/30/2020
6	S000058598	PFG JPMorgan Tactical Aggressive Strategy Fund	4/30/2020
7	S000058599	PFG JPMorgan Tactical Moderate Strategy Fund	4/30/2020
8	S000058601	PFG Meeder Tactical Strategy Fund	4/30/2020
9	S000058606	PFG MFS Aggressive Growth Strategy Fund	4/30/2020
10	S000029686	Donoghue Forlines Tactical Income Fund (formerly Power Income Fund)	6/30/2020
11	S000042237	Donoghue Forlines Dividend Fund (formerly Power Dividend Index Fund)	6/30/2020
12	S000059057	Donoghue Forlines Dividend Mid-Cap Fund (formerly Power Dividend Mid-Cap Index Fund)	6/30/2020

13	S000059058	Donoghue Forlines Floating Rate Fund (formerly Power Floating Rate Index Fund)	6/30/2020
14	S000053876	Donoghue Forlines Momentum Fund (formerly Power Momentum Index Fund)	6/30/2020
15	S000061654	Donoghue Forlines Tactical Allocation Fund (formerly Power Tactical Allocation/JAForlines Fund)	6/30/2020
16	S000050296	LADENBURG INCOME FUND	6/30/2020
17	S000050297	LADENBURG INCOME & GROWTH FUND	6/30/2020
18	S000050298	LADENBURG GROWTH & INCOME FUND	6/30/2020
19	S000050299	LADENBURG GROWTH FUND	6/30/2020
20	S000050300	LADENBURG AGGRESSIVE GROWTH FUND	6/30/2020

File Nos. 333-174926; 811-22549 (NLFT II)

21	S000051563	FormulaFolios US Equity Portfolio	12/31/2019

File Nos. 333-178833; 811-22655 (NLFT III)

22	S000046898	Counterpoint Tactical Income Fund	9/30/2020
23	S000051248	Counterpoint Tactical Equity Fund	9/30/2020
24	S000058178	Counterpoint Long-Short Equity Fund	9/30/2020
25	S000061857	Counterpoint Tactical Municipal Fund	9/30/2020
26	S000043255	The Teberg Fund	3/31/2020

File Nos. 333-204808; 811-23066 (NLFT IV)

27	S000056066	Formula Folios Hedged Growth ETF	5/31/2020
28	S000059209	FormulaFolios Smart Growth ETF	5/31/2020
29	S000059210	FormulaFolios Tactical Growth ETF	5/31/2020
30	S000056067	FormulaFolios Tactical Income ETF	5/31/2020

31	S000058154	Main Sector Rotation ETF	5/31/2020

Dear Mindy:

On behalf of the Registrants, this letter responds to the comments you provided to James Colantino with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by each Registrant’s response.

General Comment

Comment 1:	Please review and update Edgar to show as inactive for those funds that either merged or liquidated.
Response:	The Trust will mark as inactive any series that have liquidated or terminated following the submission of their final proxy voting record on Form N-PX and have been identified as a terminated series in response to Item B.6.a.ii of Form N-CEN.

NLFT- Donoghue Funds (10-15); Ladenburg Funds (16-20)

Comment 2:	The MDFP should be enhanced to include a broader discussion of factors that materially affected fund performance during the year, such as relevant market factors and investment strategies/techniques, in accordance with the requirements of Form N-1A 27(b)7.
Response:	Ultimus will be preparing guidance to our investment adviser clients in the form of a checklist to be provided with each request for an MDFP to include the requirements pursuant to Form N-1A 27(b)7. Additionally, Ultimus will be coordinating with fund counsel to review the content of the MDFP for compliance with such requirements.

General Comment

Comment 3:	Certain funds had exposure to derivatives during the reporting periods. If materially effected by such exposure there should be a discussion of the impact in the MDFP. For instance, please explain why no such discussion appeared for Main Sector Rotation ETF and Counterpoint.
Response:	Ultimus will be preparing guidance to our investment adviser clients in the form of a checklist to be provided with each request for an MDFP with the disclosure requirements, including discussion of the impact to performance, if material, for those funds with exposure to derivatives during the reporting period. Additionally, Ultimus will be coordinating with fund counsel to review the content of the MDFP for compliance with such requirements.

NLFT – PFG Active Core Bond Strategy, PFG Balanced Strategy, PFG BNY Mellon Diversified Strategy, PFG Equity Strategy, Donoghue Forlines Dividend Mid-Cap, Donoghue Forlines Momentum, Ladenburg Income, Ladenburg Income & Growth

NLFT IV - FormulaFolios Tactical Growth ETF, FormulaFolios Tactical Income ETF

Comment 4(a):	Please confirm that the fund has complied with shareholder notice regarding return of capital in accordance with Rule 19a. In addition, please include a link to the fund’s website where such notice is located.

Response:	In each of these cases, the distribution was not deemed to be a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for these funds was made post-fiscal year due to tax adjustments not available at the time of distribution. It is not the Funds’ intention to distribute any return of capital.
Comment 4(b):	For those funds that paid a return of capital, please confirm that going forward a discussion of the dividend policy will be included in the MDFP when there is a distribution of capital, in accordance with Form N-1A 27(b)(7)(iii).
Response:	It is not the Funds’ policy or practice of maintaining a specified level of distribution to shareholders which may result in a return of capital. The return of capital amounts reported resulted from tax adjustments made post-fiscal year and not available at the time of distribution.
Comment 4(c):	If there is a return of capital on the Statement of Changes, please confirm that there is no reference to yield or dividend when describing the distribution that may contain return of capital either in marketing materials, financial statements or website disclosure as those may be misinterpreted as income.
Response:	As noted above, at the time of distribution the amounts were not determined to be return of capital. Consideration will be given to adding disclosure in such documents that due to tax adjustments occurring following fiscal year end tax analysis, a portion of distributions may be classified as return of capital.

NLFT – PFG Funds, Ladenburg Funds

NLFT III - Counterpoint Funds, The Teberg Fund

NLFT IV - Formula Folios ETFs, Main Sector Rotation ETF

Comment 5:	Please confirm that there are no amounts payable to trustees that should be disclosed in compliance with Reg SX 6-04.
Response:	The Registrant confirms that there were no fees payable to trustees as of the reporting date for the above funds.

NLFT – PFG Balanced Strategy, PFG Equity Strategy, PFG JP Morgan Tactical Aggressive Strategy, PFG JPMorgan Tactical Moderate Strategy Fund, PFG Meeder Tactical Strategy Fund,

PFG MFS Aggressive Growth Strategy Fund, Donoghue Forlines Dividend Fund, Donoghue Forlines Dividend Mid-Cap Fund, Donoghue Forlines Momentum Fund, Ladenburg Income Fund, Ladenburg Income & Growth Fund, Ladenburg Growth Fund, Ladenburg Aggressive Growth Fund

NLFT II - Formula Folios US Equity Portfolio

NLFT III - Counterpoint Long-Short Equity Fund, Counterpoint Tactical Municipal Fund, The Teberg Fund

NLFT IV- Formula Folios Hedged Growth ETF

Comment 6:	Please confirm that there are no components of accrued expenses or other liabilities that should be separately disclosed on the Statement of Assets and Liabilities.
Response:	With the exception of shareholder service fee accruals for certain PFG Funds, which beginning May 1, 2020 are no longer applicable, there are no components of accrued expenses or other liabilities requiring separate disclosure.

NLFT III – The Teberg Fund

NLFT IV- FormulaFolios ETFs

Comment 7:	Please review the fund websites and confirm that they have been updated to include current literature (i.e. prospectuses and annual reports).
Response:	The Registrant confirms that documents have been updated as needed to include the most current versions.

NLFT – PFG Meeder Tactical Strategy Fund

Comment 8:	Please explain why the three mutual funds identified on the Portfolio of Investments were fair valued when they all reported NAVs on the date of the financial report.
Response:	The final reported NAV for the underlying mutual funds were not available in time for the PFG Meeder Tactical Strategy Fund to calculate and report its NAV. As such, the underlying mutual funds were fair valued by applying the daily change of a basket of similar securities as permitted by the Trust valuation procedures.

NLFT – Donoghue Funds

Comment 9(a):	For those funds that changed their primary benchmark, please identify the date the change was made and explain how the funds are in compliance with the disclosure requirements of Form N-1A 27(b) Instruction 7.
Response:

The Donoghue Forlines Dividend Fund (fka Power Dividend Index Fund) changed its primary benchmark from the S&P 500 Total Return Index to the S&P 500 Value Index in the Prospectus dated October 28, 2019. The Fund has continued to reflect the former primary index as a secondary index, and included the explanation for the change required by Item 27(b) Instruction 7 in the June 30, 2020 Annual Report.

The Donoghue Forlines Floating Rate Fund (fka Power Floating Rate Index Fund) changed its primary benchmark from the S&P/LSTA U.S. Leveraged Loan 100 Index to the S&P 500 Total Return Index in the Prospectus dated October 28, 2019. The Fund has continued to reflect the former primary index as a secondary index, but unintentionally omitted the explanation for the change required by Item 27(b) Instruction 7 in the June 30, 2020 Annual Report.

The Donoghue Forlines Tactical Income Fund (fka Power Income Fund) changed its primary benchmark from the Bloomberg Barclays U.S. Aggregate Bond Index to the Bloomberg Barclays Global Aggregate Bond Index in the Prospectus dated October 28, 2019. The Fund has continued to reflect the former primary index as a secondary index, and included the explanation for the change required by Item 27(b) Instruction 7 in the June 30, 2020 Annual Report.

Comment 9(b):	For those funds that referenced various benchmarks, please confirm and explain how each benchmark is in compliance with Form N-1A 4(b)(2)(iii) Instruction 5 of Item 27b-7.
Response:	The Registrant notes that each benchmark is not required to comply with Item 4(b)(2)(iii) and Item 27(b)(7) Instruction 5, only the primary benchmark, and the Registrant believes that each primary benchmark is appropriate broad-based securities market index for the applicable Fund. Additional indexes are in compliance with Item 27(b)(7) Instruction 6.
Comment 9(c):	The Donoghue Forlines Dividend Fund shareholder letter in the annual report states that the S&P500 was selected as the new benchmark, however the registration statement notes that the fund seeks to achieve its primary investment objective by tracking the Donoghue Power Dividend Index. Please explain which index is correct.
Response:	The S&P 500 Value Index is the comparative benchmark index provided in response to Item 4(b)(2)(iii) and Item 27(b)(7) Instruction 5. The Registrant notes that the Fund tracks the Donoghue Power Dividend Index pursuant to its investment strategy but has never used that index as an appropriate broad-based index for comparative purposes.
Comment 9(d):	Donoghue Funds filed an amended N-CSR for fiscal year ended June 30, 2020 on September 18, 2020. Please describe the reason for the amendment.
Response:	This was refiled to correct errors in the net expense ratios disclosed in the original N-CSR filing for the Mid-Cap Index Fund Class A and Class C. The net expense ratios disclosed in the financial reports distributed to shareholders were correctly stated.

NLFT III – Counterpoint Funds

Comment 10(a):	Please identify the primary benchmark for the Counterpoint Tactical Equity Fund. The shareholder letter identifies the S&P500 Index while the prospectus dated February 1, 2020 notes the Fund has selected the S&P 500 Total Return to replace the S&P Midcap 400 Total Return. The Comparison of a Change in Value of a $100,000 investment in the annual report notes the S&P500 Total Return as the benchmark. Explain how the Fund is in compliance with Form N-1A instructions.
Response:	The primary benchmark for the Counterpoint Tactical Equity Fund is the S&P 500 Total Return Index, which assumes reinvestment of dividends and distributions, in accordance with the requirements of Form N-1A. Although the shareholder letter makes reference to the S&P 500 Index, the performance figures disclosed therein are appropriately those of the S&P 500 Total Return Index. The adviser has been made aware of the comment and Ultimus will incorporate this into the above-mentioned checklist which will be provided to our adviser clients with each request for an MDFP.
Comment 10(b):	Footnote 7 of the Financial Highlights disclosed “excluding interest expense”. What is the interest expense for and where is it disclosed on the Statement of Operations?
Response:	The interest expense represents broker margin interest and is disclosed in the line item “Interest Expense” in the Statement of Operations.
Comment 10(c):	With respect to Counterpoint Long-Short Equity Fund, please identify the fund’s primary benchmark as the shareholder letter states S&P500 and the annual report notes the S&P500 Total Return.
Response:	The primary benchmark is the S&P 500 Total Return Index. Similar to the Counterpoint Tactical Equity Fund comment above, although the reference in the shareholder letter is to the S&P 500, the performance figure disclosed is that of the S&P500 Total Return as it assumes reinvestment of dividends and distributions. The adviser has been made aware of the comment and Ultimus will incorporate this into the above-mentioned checklist which will be provided to our adviser clients with each request for an MDFP.
Comment 10(d):	Please explain what the interest expense noted on the Statement of Operations is for.
Response:	The Interest Expense noted on the Statement of Operations reflects broker margin interest.

NLFT II – FormulaFolios US Equity Portfolio

NLFT IV – FormulaFolios Tactical Income ETF

Comment 11(a):	For FormulaFolios US Equity Portfolio, the Staff noted that the current prospectus lists turnover as a principal risk. The shareholder letter noted the fund “focused on longer term market trends and lower portfolio turnover rather than using a high turnover” while the financial highlights show an increased portfolio turnover rate. Please explain the inconsistency amongst the three documents.
Response:	As indicated in the prospectus for FormulaFolios US Equity Portfolio (the “Fund”), high portfolio turnover was a principal risk of the Fund. The language that the staff refers to, however, speaks to the Adviser, FormulaFolio Investments, generally, and not the Fund specifically. The paragraph in question is a description of the Adviser included as a header at the top of the page on which the shareholder letter specially regarding the Fund begins. The header paragraph describes the Adviser’s general investment approach, including a focus on lower portfolio turnover, however, that approach did apply in the case of the Fund as disclosed in the Fund’s prospectus and reflected in the Fund’s financial statements. While the paragraph/header in question was not meant to describe the Fund, it should have been modified to make that clear or not otherwise refer to lower portfolio turnover. We note that this Fund has since liquidated.
Comment 11(b):	For FormulaFolios Tactical Income ETF, the Staff noted that the MDFP disclosed that the fund had a cumulative total return of 1.43% vs the benchmark of 9.43% for the same period. Please explain why the difference is viewed as a “slight underperformance” as stated in the MDFP.
Response:	As per the investment adviser, since the fund is actively managed it’s not expected to always achieve returns consistent with the benchmark and the term slight is a subjective term. The Fund notes that the adviser fully explained that there was a shift to safety in the markets in the later part of the fiscal year and the fund’s high-yield bonds fell out of favor which created a drag on returns for the year.

NLFT – Donoghue Forlines Dividend Mid-Cap Fund

NLFT III – Counterpoint Tactical Municipal Fund

Comment 12:	The most recent Form N-CEN has a response of “N” to item C.6a relating to securities lending. The prospectus and notes to financial statements disclose that the fund is allowed to participate in a securities lending program. Please explain.

Response:	The Registrant confirms that, although it did not lend any of its securities during the reporting period, the Funds are authorized to engage in securities lending transactions and therefore the correct response to item C.6a is “Y”.

NLFT III- Counterpoint Tactical Income, Counterpoint Tactical Equity, Counterpoint Tactical Long-Short

NLFT IV- FormulaFolios ETFs, Main Sector Rotation ETF

Comment 13:	The most recent Form N-CEN has a response of “Y” to item C.6b.i.1 with respect to securities lending. Please provide details of this transaction.
Response:	The Registrant confirms that there was no instance during the reporting period where a borrower failed to return a loaned security by the contractual deadline and as such the correct response to item C.6b.i.1 is “N”.

NLFT – Toews Tactical Income Fund

Comment 14:	The Form N-CEN filed on July 14, 2020 disclosed that there was a NAV error. Please describe the nature of the error along with the impact and if reprocessing was required. Confirm shareholders were made whole, reprocessing was accurate and confirm procedures have been implemented to minimize reoccurrence of the error.
Response:	The error was caused by an issue occurring during the set-up of a new future position transacted by the Fund that resulted in the underlying multiplier not being correct. The resulting impact of the error, occurring on January 29, 2020, was $0.08 per share or 0.73% of net assets. Shareholder trades were reprocessed at the corrected NAV. In an effort to minimize the reoccurrence of this type of error, trades on newly set-up future securities are now processed differently with additional reporting generated and reviewed to confirm trade amounts.